# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 51Talk Online Education Group, CIK 0001659494
CUSIP: 16954L204
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0002029760
Persons authorized to receive notices and communications: Jack Jiajia Huang, 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809, 0065 6991 2347

## Reporting persons
- Jack Jiajia Huang (CIK 0002029760): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 45,538,680; shared voting power 89,146,004; sole dispositive power 45,538,680; shared dispositive power 89,146,004; aggregate amount beneficially owned 134,684,684 (37.4% of the class)
  Comment: Note to 7 and 9: Represents (i) 7,111,380 Class A ordinary shares in the form of ADSs purchased by Jack Jiajia Huang in the open market, and (ii) 38,427,300 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited in the open market.
  
  Note to 8 and 10: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 42,388,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 507,780 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vi) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
  
  Note to 11: Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 42,388,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 38,427,300 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, (iv) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (v) 507,780 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by Jack Jiajia Huang represents 42.4% of the total outstanding voting power.
- Dasheng Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,916,621; sole dispositive power 0; shared dispositive power 72,916,621; aggregate amount beneficially owned 72,916,621 (20.2% of the class)
  Comment: Note to 8, 10, and 11: Represents (i) 42,388,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (ii) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, and (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited. The voting power of the shares beneficially owned by Dasheng Global Limited represents 26.8% of the total outstanding voting power.
- Dasheng International Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 89,146,004; sole dispositive power 0; shared dispositive power 89,146,004; aggregate amount beneficially owned 89,146,004 (24.7% of the class)
  Comment: Note to 8, 10, and 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 42,388,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 507,780 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vi) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by Dasheng International Holdings Limited represents 38.9% of the total outstanding voting power.
- TB Family Trust: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 89,146,004; sole dispositive power 0; shared dispositive power 89,146,004; aggregate amount beneficially owned 89,146,004 (24.7% of the class)
  Comment: Note to 8, 10, and 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 42,388,800 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 507,780 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vi) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by TB Family Trust represents 38.9% of the total outstanding voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: 51Talk Online Education Group
Address of issuer's principal executive offices: 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 11 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022, as amended by Amendment No. 1 thereto filed on October 5, 2022, by Amendment No. 2 thereto filed on July 10, 2023, by Amendment No. 3 thereto filed on November 29, 2023, by Amendment No. 4 thereto filed on February 22, 2024, by Amendment No. 5 thereto filed on July 11, 2024, by Amendment No. 6 thereto filed on October 10, 2024, by Amendment No. 7 thereto filed on December 17, 2024, by Amendment No. 8 thereto filed on March 26, 2025, by Amendment No. 9 thereto filed on October 10, 2025, and by Amendment No. 10 thereto filed on January 12, 2026 (as so amended, the "Statement"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first six paragraphs in Item 3 of the Statement are hereby incorporated herein by reference.

The last paragraph in Item 3 of the Statement is hereby amended and restated as follows:

HH Talent Limited entered into a Rule 10b5-1 trading plan, dated as of December 25, 2025, with Tiger Brokers (Singapore) Pte Ltd (the "2025 Trading Plan"). Under the 2025 Trading Plan, HH Talent Limited proposes to purchase a total of 200,000 ADSs of the Issuer. Pursuant to the 2025 Trading Plan, HH Talent Limited has purchased 189,760 ADSs in the open market for approximately US$3.6 million from March 26, 2026 through August 13, 2026, using its own capital.

In addition, HH Talent Limited purchased a total of 60,840 ADSs of the Issuer in the open market for approximately US$0.8 million from June 18, 2026 to September 25, 2026, using its own capital. The purchase were made during the designated trading window pursuant to the Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Issuer.

Apart from the foregoing open-market purchases, (i) the 137,500 Class A ordinary shares of the Issuer issuable upon the vesting of restricted share units within 60 days after the date hereof, to be held by Dasheng Global Limited, the 42,388,800 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global Limited, and the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer's share incentive plans, (ii) the 507,780 Class A ordinary shares of the Issuer in the form of ADSs held by Ms. Shu are shares issued to Ms. Shu pursuant to share awards granted under the Issuer's share incentive plans, and (iii) the 30,390,321 Class B ordinary shares of the Issuer and the 15,535,423 Class B ordinary shares of the Issuer have been held by Dasheng Global Limited and Dasheng Online Limited, respectively, since the completion of the initial public offering of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated herein by reference. Such information is calculated based on an aggregate of 360,576,397 ordinary shares, consisting of (i) 360,438,897 issued and outstanding ordinary shares (being the sum of 256,831,917 Class A ordinary shares and 103,606,980 Class B ordinary shares) of the Issuer as of March 18, 2026 as a single class, and (ii) 137,500 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated herein by reference. Except as set forth on Schedule I attached hereto, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Rule 10b5-1 Trading Plan Agreements are attached as Exhibit D hereto and are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule I
60-Day Trading History

Amount of ADSs (Each Representing
ADS 60 Class A Ordinary Shares) Weighted Average Price Per
Trade Date Purchased (US$)

September 17, 2026 5,067 11.48
September 18, 2026 32 11.50
September 22, 2026 6,307 11.50
September 23, 2026 14,955 11.50
September 24, 2026 48 11.50
September 25, 2026 20,460 11.50

The above transactions were effected by HH Talent Limited in the open market.

Item 7 of the Statement is hereby amended and supplemented by the following:

D Rule 10b5-1 Trading Plan Agreements

## Signatures
- Jack Jiajia Huang: /s/ Jack Jiajia Huang, Jack Jiajia Huang (10/16/2026)
- Dasheng Global Limited: /s/ Jack Jiajia Huang, Jack Jiajia Huang/Director (10/16/2026)
- Dasheng International Holdings Limited: /s/ S.B. Vanwall Ltd., S.B. Vanwall Ltd./Director (10/16/2026)
- TB Family Trust: /s/ TMF (Cayman) Ltd., TMF (Cayman) Ltd./Trustee (10/16/2026)